Federal Court Rejects Challenge to Energy Fuels’ Canyon Mine

Lakewood, Colorado – April 8, 2015

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce that the United States District Court for the District of Arizona has denied a challenge by non-government organizations and a Native American tribe to the Company’s ability to operate its Canyon mine.

The court’s decision affirms the Company’s right to continue with mine development and uranium production at the Canyon mine in accordance with previously obtained rights and regulatory approvals. In his order, Judge David G. Campbell granted summary judgment in favor of the U.S. Forest Service (“USFS”) and Energy Fuels, and ordered the plaintiffs’ action terminated. The court rejected all of the plaintiffs’ claims, including claims alleging non-compliance with certain environmental and cultural procedural laws. The court also found that USFS properly consulted with the Native American tribe when the Company decided to resume active mining operations. No substantive environmental, health or safety issues were asserted by the plaintiffs.

Stephen P. Antony, President and CEO of Energy Fuels stated: “We are pleased that the federal court rejected the plaintiffs’ challenges to the Canyon mine, which allows us to continue our development of this high-grade deposit. In rejecting all of the plaintiffs’ claims, Judge Campbell noted that the government engaged in extensive environmental analysis and consultations regarding this project. The Canyon mine has been heavily studied, and the technical and geologic characteristics of the project are well-understood. Energy Fuels is absolutely committed to operating the Canyon mine in a responsible manner, and we are proud to do our part in providing clean energy to the world, as the uranium we produce will reduce air pollution and help address climate change.”

The district court’s decision is subject to appeal.

The Canyon mine is a permitted high-grade uranium deposit located in northern Arizona. The Company recently announced that it was preparing to resume development at this project. At the current time, surface development at the Canyon mine, including a headframe, evaporation pond, hoist, environmental controls, and an office/maintenance facility, is in place. To complete the mine, the Company expects to sink an additional 1,200 feet of shaft, install a ventilation shaft and complete underground development.

ABOUT ENERGY FUELS: Energy Fuels is currently America’s largest conventional uranium producer. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. Energy Fuels’ common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”. For more information, please visit Energy Fuels’ website, www.energyfuels.com.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS OF URANERZ ENERGY CORPORATION AND ENERGY FUELS INC.: On January 5, 2015, the Company announced a transaction whereby it would acquire all of the issued and outstanding shares of Uranerz Energy Corporation (“Uranerz”). This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Uranerz by Energy Fuels.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION OF URANERZ BY ENERGY FUELS.

Anyone may obtain copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed acquisition of Uranerz by Energy Fuels. Information about the directors and executive officers of Uranerz is set forth in its annual report on Form 10-K for the year-ended December 31, 2014, which was filed with the SEC on March 16, 2015. Information about the directors and executive officers of Energy Fuels can be found in its annual information form dated March 18, 2015, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the permitting, approvals, environmental performance, technical characteristics, and future litigation concerning the Canyon mine. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: statements with respect to the permitting, approvals, environmental performance, technical characteristics, and future litigation concerning the Canyon mine, and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 18, 2015, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Company assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes.

Investor Relations Inquiries:

Curtis Moore, VP - Marketing & Corporate Development
(303) 974-2140 or (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com